UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                               SEC FILE NUMBER
                                                               0-15362

                                                               CUSIP NUMBER
                                                               204 805 501


(Check One):  [ ] Form 10-K and Form 10-KSB   [  ] Form 20-F     [  ] Form 11-K
              [ X ] Form 10-Q and Form 10-QSB      [  ] Form N-SAR
    For Period Ended: January 31, 1997
    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition  Report on Form 10-Q
    [ ] Transition Report on Form N-SAR
    For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I - REGISTRANT INFORMATION

                                COMPUFLIGHT, INC.
                             Full Name of Registrant


                            Former Name if Applicable

                              99 Seaview Boulevard
            Address of Principal Executive Office (Street and Number)

                            Port Washington, NY 11050
                            City, State and Zip Code



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                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   [ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   [ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
   [   ] (c) The accountant's  statement or other exhibit required by
   Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company was unable to file its Annual Report on Form 10-QSB for the fiscal quarter ended January 31, 1997 within the prescribed time period due to delays incurred in seeking to confirm the amount of supplier credits owed to the Company, and as a result of the Company's retention of a new Controller in February 1997. Based on these delays, the Company has not yet been able to complete its financial statements for the quarter ended January 31, 1997 and, accordingly, has been unable to finalize the preparation and review of its Form 10-QSB.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Fred Skolnik, Esq.         (516)            296-7048
            (Name)           (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

    If  so,  attach  an  explanation  of  the  anticipated   change,   both
    narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Compuflight, Inc. (File No. 0-15362)
                       Attachment to Notification of Late
                              Filing on Form 12b-25

                      STATEMENT REQUIRED BY PART IV, ITEM 3

                  The following table sets forth the estimated comparative results of operations for the quarters ended January 31, 1997 and 1996:

------------------------------------------------------------------------------------------------------------------------------
                                                                      Preliminary
                                                                      January 31, 1997            January 31, 1996
                                                                      Unaudited                   Unaudited
------------------------------------------------------------------------------------------------------------------------------
Revenue
------------------------------------------------------------------------------------------------------------------------------
     Service fees                                                       $672,681                   $837,112
------------------------------------------------------------------------------------------------------------------------------
     Hardware, software and license                                        -----                     16,709
                                                                        --------                    -------
------------------------------------------------------------------------------------------------------------------------------
                                                                         672,681                    853,821
                                                                       ---------                    -------
------------------------------------------------------------------------------------------------------------------------------
Expenses
------------------------------------------------------------------------------------------------------------------------------
     Operating                                                           562,695                    482,158
------------------------------------------------------------------------------------------------------------------------------
     Research and development                                             54,305                     98,441
------------------------------------------------------------------------------------------------------------------------------
     Selling, general and administrative                                 291,357                    263,398
------------------------------------------------------------------------------------------------------------------------------
     Depreciation                                                         39,280                     32,918
                                                                        --------                  ---------
------------------------------------------------------------------------------------------------------------------------------
                                                                         947,637                    876,915
                                                                        --------                    -------
------------------------------------------------------------------------------------------------------------------------------
Operating Loss                                                          (274,956)                   (23,094)
------------------------------------------------------------------------------------------------------------------------------
Other Income (expense)
------------------------------------------------------------------------------------------------------------------------------
     Interest income                                                      15,217                     15,333
------------------------------------------------------------------------------------------------------------------------------
     Interest expense (include, related)                                 (15,546)                   (24,590)
------------------------------------------------------------------------------------------------------------------------------
     Realized foreign exchange loss                                       (2,517)                    (3,580)
-----------------------------------------------------------------------------------------------------------------------------
     Scientific research and experimental development
         investment tax credits                                           40,105                     53,026
------------------------------------------------------------------------------------------------------------------------------
     Other                                                               (3,412)                        421
                                                                       ---------                 ----------
------------------------------------------------------------------------------------------------------------------------------
Net (loss) earnings                                                   $(241,109)                   $ 17,516
                                                                       ---------                    -------
------------------------------------------------------------------------------------------------------------------------------

Discussion of material variances:

Revenue has decreased approximately $181,000, or 21%. This decrease is primarily attributable to the completion of a software development contract during the third quarter of 1996 which accounted for approximately $100,000 in quarterly income, as well as a decrease in revenue from two customers that have declared bankruptcy.

Operating expenses have increased approximately $81,000, or 17%. The majority of this increase is attributable to increased payroll costs related to the addition of several key senior management members, as well as a general increase in other expenses.

Research and development expenses have decreased approximately $44,000, or 45%. This decline, and the resulting decline in investment tax credits, is attributable to the involvement of development staff in the successful relocation of the Company's offices in Waterloo, Ontario.

Overall, a net loss of approximately $241,000 is expected as compared to net earnings of approximately $18,000 for the same period in 1996. This decline is attributable to the aforementioned decrease in revenue and the increase in operating expenses.

                                COMPUFLIGHT, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   March 18,1997                      By: /s/Duncan Macdonald
                                             Duncan Macdonald
                                             Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)



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